UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. _)*

Absci Corporation
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

00091E109
(CUSIP Number)

Redmile Group, LLC Jeremy C. Green One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 Attention: Legal Department (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 00091E109

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
8,031,094 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
8,031,094 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,031,094 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.7% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of certain private investment vehicles managed by Redmile Group, LLC (the “Redmile Funds”), including Redmile Biopharma Investments II, L.P.

(2) The shares of common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”) that may be deemed beneficially owned by the Reporting Person are held directly by the Redmile Funds. Redmile Group, LLC is the investment manager of the Redmile Funds and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Redmile Group, LLC disclaims beneficial ownership of these shares, except to the extent of its pecuniary interest in such shares, if any.

(3) Percent of class calculated based on 92,250,022 shares of Common Stock outstanding after the Issuer’s initial public offering, as disclosed in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on July 26, 2021 (the “Final Prospectus”).

CUSIP No.: 00091E109

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
8,031,094 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
8,031,094 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,031,094 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.7% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the Redmile Funds

(2) The shares of Common Stock that may be deemed beneficially owned by the Reporting Person are held directly by the Redmile Funds. Jeremy C. Green serves as the managing member of Redmile Group, LLC and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Mr. Green disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on 92,250,022 shares of Common Stock outstanding after the Issuer’s initial public offering, as disclosed in the Final Prospectus.

CUSIP No.: 00091E109

1.	NAME OF REPORTING PERSON
Redmile Biopharma Investments II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
6,156,094 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
6,156,094
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,156,094
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The source of funds was working capital of the Reporting Person.

(2) Percent of class calculated based on 92,250,022 shares of Common Stock outstanding after the Issuer’s initial public offering, as disclosed in the Final Prospectus.

ITEM 1.	Security and Issuer.

The security to which this Schedule 13D relates is the common stock, $0.0001 par value per share (“Common Stock”), of Absci Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 8105 SE Mill Plain Blvd., Vancouver, WA 98683.

ITEM 2.	Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Redmile Group, LLC, a Delaware limited liability company (“Redmile”), Jeremy C. Green, a citizen of the United Kingdom, and Redmile Biopharma Investments II, L.P., a Delaware limited partnership (“RBI II” and collectively with Redmile and Mr. Green, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement.

Redmile Group, LLC

Redmile Group, LLC is a Delaware limited liability company whose principal business is to serve as investment manager/adviser to certain private investment funds and separately managed accounts, including the Redmile Funds The business address of Redmile is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Information relating to the managing member of Redmile is set forth below.

Jeremy C. Green

The principal occupation of Jeremy C. Green is managing member of Redmile Group, LLC. The business address of Jeremy C. Green is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Jeremy C. Green is a citizen of the United Kingdom.

Redmile Biopharma Investments II, L.P.

Redmile Biopharma Investments II, L.P. is a Delaware limited partnership whose principal business is to operate as a private investment fund. The business address of Redmile Biopharma Investments II, L.P. is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as the investment manager/adviser for Redmile Biopharma Investments II, L.P. Information relating to Redmile and the managing member of Redmile is set forth above.

(d) and (e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source of funds was working capital of the Redmile Funds, including RBI II.

The shares of Common Stock held by RBI II were issued immediately prior to the Issuer’s initial public offering (the “IPO”) on July 26, 2021 upon the automatic conversion of the Issuer’s Series E Preferred Stock, $0.0001 par value per share (the “Series E Preferred Stock”), and the Issuer’s convertible promissory note (the “Convertible Note”).

Between October 2020 and February 2021, the Issuer issued and sold shares of its Series E Preferred Stock to a number of institutional investors, including RBI II (the “Series E Financing”), at a purchase price of $19.6166 per share (before giving effect to a 1-for-3.3031 forward stock split on July 19, 2021). RBI II purchased 1,274,431 shares of Series E Preferred Stock for a total cash purchase price of $25,000,003. The source of funds for the purchase of the Series E Preferred Stock was working capital of RBI II. On July 19, 2021, the Issuer effected a 1-for-3.3031 forward stock split of the Common Stock. Upon completion of the forward stock split, RBI II held 4,209,573 shares of Series E Preferred Stock, which were convertible on a one-for-3.3031 basis into 4,209,573 shares of Common Stock upon the closing of the IPO, without payment of additional consideration.

In March 2021, the Issuer sold in a private placement an aggregate of $125 million of convertible promissory notes with an interest rate of 6.0% per annum (each, a “2021 Note” and collectively, the “2021 Notes”), which granted the holders of the 2021 Notes the right to convert those 2021 Notes into shares of the Issuer’s Common Stock and provided for the automatic conversion of those 2021 Notes under certain circumstances or qualified financings, including upon the closing of the IPO. RBI II purchased a 2021 Note with an aggregate principal amount of $25,000,000, which was convertible based on a conversion price equal to $13.12 per share into 1,946,521 shares of Common Stock, without payment of additional consideration. The source of funds for the purchases of the 2021 Note was the working capital of RBI II.

A Redmile Fund other than RBI II also purchased an aggregate of 1,875,000 shares of the Issuer’s Common Stock on the closing date of the IPO at a price per share of $16.00 for an aggregate purchase price of $30,000,000.

ITEM 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock covered by this Schedule 13D for investment purposes, in the ordinary course of business.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Issuer’s Board of Directors (“Board of Directors”), management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase stockholder value. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

In October 2020, the Board of Directors appointed Amrit Nagpal, a managing director of Redmile, to serve as a director of the Issuer. Immediately prior to the IPO, which was completed on July 26, 2021, Mr. Nagpal was appointed a Class III director to serve until the annual meeting of the Issuer’s stockholders next following the year ending December 31, 2023 or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. In connection with the IPO, Mr. Nagpal and the Issuer intend to enter into an indemnification agreement in the same form as the Issuer’s standard form of indemnification agreement with its other directors.

In addition, Mr. Nagpal is entitled to cash and equity compensation pursuant to the Issuer’s Non-Employee Director Compensation Policy (the “Policy”). Pursuant to the Policy, Mr. Nagpal is entitled to receive an annual cash retainer of $40,000 to be paid quarterly, in arrears. Mr. Nagpal currently serves as a member on the audit committee. Under the Policy, non-employee directors receive $10,000 annually for serving on the audit committee ($20,000 annually for the chairperson), $7,000 annually for serving on the compensation committee ($15,000 annually for the chairperson) and $5,000 annually for serving on the nominating and corporate governance committee ($10,000 annually for the chairperson). A non-employee director also receives $35,000 annually for serving as the non-executive chairperson of the Board of Directors.

Pursuant to the Policy, Mr. Nagpal will be entitled to receive an annual award of stock options to purchase 22,590 shares, which shall which shall vest in full upon the earlier of (i) the first anniversary of the date of grant or (ii) the date of the next annual shareholder meeting, subject to Mr. Nagpal’s continued service on the Board of Directors through each applicable vesting date.

Pursuant to the policies of Redmile, any stock options or other equity awards granted to Mr. Nagpal in connection with his service on the Board of Directors will be held by him as a nominee on behalf, and for the sole benefit, of Redmile and Mr. Nagpal will assign all economic, pecuniary and voting rights in respect of any such equity awards to Redmile. Mr. Nagpal disclaims beneficial ownership of such securities, and the filing of this Schedule 13D shall not be deemed an admission that Mr. Nagpal is the beneficial owner of such securities for any purpose. The Reporting Persons disclaim beneficial ownership of all such securities except to the extent of their pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

Pursuant to the policies of Redmile, all cash compensation that Mr. Nagpal receives in connection with his service on the Board of Directors will be paid by the Issuer directly to Redmile.

Except as set forth in this Item 4, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subparagraphs (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of 8,031,094 shares of Common Stock held by the Redmile Funds (including the 6,156,094 shares of Common Stock held directly by RBI II). Redmile is the investment manager to the Redmile Funds and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaims beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

For purposes of this Schedule 13D, the percent of class was calculated based on 92,250,022 shares of Common Stock outstanding after the IPO, as disclosed in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act on July 26, 2021 (the “Final Prospectus”).

(b) Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 8,031,094

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 8,031,094

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 8,031,094

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 8,031,094

Redmile Biopharma Investments II, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 6,156,094

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 6,156,094

(c) The information in Item 3 above relating to the transactions effected by the Reporting Persons in the Issuer’s Common Stock is incorporated herein by reference. No other transactions have been effected by the Reporting Persons during the past sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Investors’ Rights Agreement

In connection with the Series E Financing and the issuance and sale of Series E Preferred Stock on October 19, 2020, the Issuer and the holders of the Issuer’s Series E Preferred Stock and certain other preferred stockholders, including RBI II, entered into an investors’ rights agreement (the “Investors’ Rights Agreement”). Pursuant to the Investors’ Rights Agreement, the Issuer agreed to prepare and file a registration statement with the SEC to register for resale (i) any Common Stock issued or issuable upon conversion of the Issuer’s Junior Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D-1 Preferred Stock, Series D-2 Preferred Stock, Series D-3 Preferred Stock, Series D-4 Preferred Stock and Series E Preferred Stock, and (ii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in (i) above (collectively, the “Registrable Securities”) in certain situations, as provided below.

Form S-1 Registration Rights. The Issuer agreed to prepare and file a Form S-1 registration statement for resale of the Registrable Securities (a) within 120 days of the receipt of a written request from the holders of a majority of the Registrable Securities then outstanding issued or issuable upon conversion of the Series E Preferred Stock that the Issuer effect any registration with respect to such Registrable Securities; or (b) within 60 days of the receipt of a written request from the holders of at least 65% of the Registerable Securities then outstanding (“Requisite Holders”) that the Issuer effect a registration with respect to at least 40% of the Registrable Securities then outstanding, if such request is made after the earlier of (i) the date four years after the date of the Investors’ Rights Agreement and (ii) 180 days after the effective date of the registration statement for the IPO. The Issuer will not be required to prepare and file such registration statement: (1) during the period that is 60 days before the Issuer’s good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, an Issuer-initiated registration, (2) after the Issuer has effected two such registrations and such registrations have been declared or ordered effective, or (3) if the holders propose to dispose of the Registerable Securities that may be immediately registered pursuant to a registration statement on Form S-3. The Issuer will include in such registration any additional Registrable Securities requested to be included in such registration by any holders other than the holders initiating a registration request in a written notice given within 20 days of the Issuer’s demand notice.

Form S-3 Registration Rights. The Issuer agreed to prepare and file a Form S-3 registration statement for resale of the Registrable Securities within 45 days of the receipt of a written request from the holders of at least 30% of the Registrable Securities then outstanding that the Issuer effect any registration with respect to the Registrable Securities having an anticipated aggregate offering price, net of selling expenses, of at least $1,000,000. The Issuer will not be required to prepare and file such registration statement: (a) during the period that is 30 days before the Company’s good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a Company-initiated registration, or (b) after the Issuer has effected two such registrations and such registrations have been declared or ordered effective.

Piggyback Registration Rights. Pursuant to Investor Rights Agreement, if the Issuer proposes to register any of its securities, for its own account or the account of any of its shareholders other than the holders of the Registrable Securities, then the Issuer will provide the holders of the Registrable Securities with written notice thereof and the Issuer will include in such registration all the Registrable Securities specified in a written request or requests made by any holders of the Registrable Securities within 20 days of receipt of such written notice from the Issuer.

Market Stand-off Agreement. In connection with the IPO, each holder of the Registerable Securities agreed, subject to certain exceptions, during the period ending 180 days after the date of the Final Prospectus relating to the IPO, not to (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any equity securities of the Issuer (or its successor) held immediately prior to the registration statement effective date, or (b) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the equity securities of the Issuer (or its successor), whether any such swap or transaction is to be settled by delivery of such equity securities, in cash or otherwise. Such covenants do not apply to any Common Stock purchased in the IPO or any additional shares that may be purchased in open-market transactions.

The foregoing summary of the Investors’ Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Appointment of Amrit Nagpal to the Board of Directors

In October 2020, the Board of Directors appointed Amrit Nagpal, a managing director of Redmile, to serve as a director of the Issuer. Immediately prior to the IPO, which was completed on July 26, 2021, Mr. Nagpal was appointed a Class III director to serve until the annual meeting of the Issuer’s stockholders next following the year ending December 31, 2023 or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. In connection with the IPO, Mr. Nagpal and the Issuer intend to enter into an indemnification agreement in the same form as the Issuer’s standard form of indemnification agreement with its other directors.

In addition, Mr. Nagpal is entitled to cash and equity compensation pursuant to the Issuer’s Non-Employee Director Compensation Policy (the “Policy”). Pursuant to the Policy, Mr. Nagpal is entitled to receive an annual cash retainer of $40,000 to be paid quarterly, in arrears. Mr. Nagpal currently serves as a member on the audit committee. Under the Policy, non-employee directors receive $10,000 annually for serving on the audit committee ($20,000 annually for the chairperson), $7,000 annually for serving on the compensation committee ($15,000 annually for the chairperson) and $5,000 annually for serving on the nominating and corporate governance committee ($10,000 annually for the chairperson). A non-employee director also receives $35,000 annually for serving as the non-executive chairperson of the Board of Directors.

Pursuant to the Policy, Mr. Nagpal will be entitled to receive an annual award of stock options to purchase 22,590 shares, which shall which shall vest in full upon the earlier of (i) the first anniversary of the date of grant or (ii) the date of the next annual shareholder meeting, subject to Mr. Nagpal’s continued service on the Board of Directors through each applicable vesting date.

Pursuant to the policies of Redmile, any stock options or other equity awards granted to Mr. Nagpal in connection with his service on the Board of Directors will be held by him as a nominee on behalf, and for the sole benefit, of Redmile and Mr. Nagpal will assign all economic, pecuniary and voting rights in respect of any such equity awards to Redmile. Mr. Nagpal disclaims beneficial ownership of such securities, and the filing of this Schedule 13D shall not be deemed an admission that Mr. Nagpal is the beneficial owner of such securities for any purpose. The Reporting Persons disclaim beneficial ownership of all such securities except to the extent of their pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

Pursuant to the policies of Redmile, all cash compensation that Mr. Nagpal receives in connection with his service on the Board of Directors will be paid by the Issuer directly to Redmile.

Initial Public Offering

On July 26, 2021, a Redmile Fund purchased an aggregate of 1,875,000 shares of Common Stock at a price of $16.00 per share in the IPO. Redmile is the investment manager to that Redmile Fund and, in such capacity, exercises voting and investment power over all of the shares held by such Redmile Fund and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaims beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

IPO Lock-Up Agreement

In connection with the Issuer’s IPO, Mr. Nagpal and RBI II entered into lock-up agreements (the “Lock-Up Agreements”) with J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, BofA Securities, Inc., and Cowen and Company, as representatives of the underwriters. Pursuant to the terms of the Lock-Up Agreements, Mr. Nagpal and RBI II have agreed, subject to certain exceptions, during the period ending 180 days after the date of the Final Prospectus for the IPO, not to:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer’s Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) (collectively with the Common Stock, “Lock-Up Securities”);

•	enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of Lock-Up Securities, in cash or otherwise;

•	make any demand for or exercise any right with respect to the registration of any Lock-Up Securities; or

•	publicly disclose the intention to do any of the foregoing.

Mr. Nagpal’s covenants under his Lock-Up Agreement do not apply with respect to the Issuer’s securities acquired by RBI II or any other pooled investment vehicle managed by Redmile. RBI II’s covenants under its Lock-Up Agreement do not apply with respect to the securities of the Issuer acquired by RBI II in the Issuer’s IPO or in any open market transactions on or after the date of the Issuer’s IPO.

The foregoing summary of the Lock-Up Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of the forms of Lock-Up Agreements, which are filed as Exhibits 99.4 and 99.5, respectively, to this Schedule 13D and are incorporated herein by reference.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
Exhibit 99.1	Joint Filing Agreement, dated as of August 2, 2021, by and among Redmile Group, LLC, Jeremy C. Green and Redmile Biopharma Investments II, L.P.

Exhibit 99.2	Investors’ Rights Agreement, by and among Absci Corporation and certain of its stockholders, dated as of October 19, 2020 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-257553) filed on June 30, 2021).

Exhibit 99.3	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.8 to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A (File No. 333-257553) filed on July 19, 2021).

Exhibit 99.4	Form of Lock-Up Agreement, dated April 30, 2021, for Amrit Nagpal

Exhibit 99.5	Form of Lock-Up Agreement, dated May 12, 2021, for Redmile Biopharma Investments II, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2021	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: August 2, 2021	/s/ Jeremy C. Green
JEREMY C. Green

Dated: August 2, 2021	redmile biopharma investments ii, l.p.
By: Redmile biopharma Investments II (GP), LLC, its general partner

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member